                    Filed by Adaptive Broadband Corporation
             Pursuant to Rule 425 under the Securities Act of 1933
                   and deemed filed pursuant to Rule 14a-12
                    of the Securities Exchange Act of 1934

                Subject Company: Adaptive Broadband Corporation
                          Registration No. 333-51142

                                                                December 6, 2000

The following information contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks and uncertainties which could cause actual results to differ materially from those projected, anticipated or implied. These statements are often identified by words such as "expect", "anticipated" and "intend." The forward-looking statements address the following subjects, among others: expected date of closing the merger, future financial and operating results, and timing and benefits of the merger.

Statements regarding the expected date of completion of the transaction are subject to the risk that the closing conditions will not be satisfied, including the risk that regulatory approvals will not be obtained or that the stockholders of Western Multiplex or Adaptive Broadband will not approve the merger and that the merger will not be consummated. Statements regarding the expected benefits of the transaction and the company's expected revenues and EBITA margins are subject to the following risks: that expected synergies will not be achieved; that businesses will not be integrated successfully; that merger costs will be greater than expected; the inability to identify, develop and achieve success for new products, services and technologies; increased competition and its effect on the company's pricing and need for marketing; disruption from the merger making it more difficult to maintain relationships with customers, employees or suppliers; the inability to establish or renew relationships with advertising, marketing, technology, and product or component providers or suppliers; and to the general risks associated with the companies' businesses. For additional risks relating to the proposed merger and risks relating to the combined company, see the Registration Statement on Forms S-4 (Registration No. 333-51142).

Careful consideration also should be given to cautionary statements made in Western Multiplex's reports filed with the Securities and Exchange Commission, especially the section entitled "Risk Factors" in Western Multiplex's Form S-1 filed on July 20, 2000 and subsequent Forms 10-Q and 8-K and in Adaptive Broadband's reports filed with the Securities and Exchange Commission, especially the section entitled "Risk Factors" in Adaptive Broadband's Annual Report on Form 10-K for the year ended June 30, 2000 and subsequent Forms 10-Q and 8-K, as well as its other SEC filings.

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THE FOLLOWING IS A PRESS RELEASE DISSEMINATED BY WESTERN MULTIPLEX CORPORATION AND ADAPTIVE CORPORATION ON DECEMBER 6TH, 2000.


FOR IMMEDIATE RELEASE


  WESTERN MULTIPLEX AND ADAPTIVE BROADBAND RECEIVE EARLY TERMINATION OF HART-
                         SCOTT-RODINO ANTITRUST REVIEW

SUNNYVALE, Calif., December 6, 2000--Western Multiplex Corporation (Nasdaq:
                                                                    -------
WMUX) today announced that its acquisition of Adaptive Broadband Corporation (Nasdaq: ADAP) has moved one step closer to completion, with the receipt, on
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December 5, of early termination of the Hart-Scott-Rodino waiting period without inquiry by either the Federal Trade Commission or the Department of Justice.

Accordingly, from the standpoint of antitrust review, Western Multiplex is free to proceed with consummation of the transaction. The transaction, which remains subject to shareholder approval and customary closing conditions, is expected to close in the first calendar quarter of 2001.

As previously announced, the combined company to be formed by the merger of Western Multiplex and Adaptive Broadband will be one of the leading providers in the broadband fixed wireless equipment industry.

About Western Multiplex Corporation
Western Multiplex Corporation is a leader in broadband fixed-wireless communication systems used by leading Internet Service Providers, telecommunications carriers and corporations worldwide. The company's fixed-wireless telco and IP based systems address the growing need of service providers and end-users to rapidly and cost-effectively deploy high-speed communication networks for mobile communication backhaul, fiber extension, multi-tenant/multi-dwelling unit Internet access, enterprise, government and education campus connectivity and enable last mile access. The company's website is: www.wmux.com .
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About Adaptive Broadband
Adaptive Broadband (www.adaptivebroadband.com) is a data networking solutions
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company that is developing leading-edge technology for the deployment of broadband wireless communication over the Internet. Its AB-Access platform is a leading commercial choice for fixed broadband wireless communication. AB-Access technology spans the frequency range from 2 to 42 GHz. While the first releases for AB-Access are for applications using the 5 GHz U-NII (Unlicensed National Information Infrastructure), 2.5 GHz MMDS (Multi-channel, Multipoint Distribution Service) and 3.5 GHz (International WLL) products are also available. Additionally, Adaptive Broadband recently announced an LMDS (Local Multipoint Distribution Service) version of AB-Access. Currently being deployed at the ultra-high speed of 25 Mbps, both transmitting and receiving, product capacity is planned to increase in 2001, as requested by customers. Currently positioned as a fixed offering, portable versions of AB-Access are planned to coincide with the expanded roll-outs of wireless broadband services in 2001.

Safe Harbor
This press release includes forward-looking information and statements that are subject to risks and uncertainties that could cause actual results to differ materially. These statements are often identified by words such as "expect," "anticipated" and "intend."

Statements regarding the expected completion of the transaction are subject to the risk that the closing conditions will not be satisfied, including the risk that regulatory approvals will not be obtained or that the stockholders of Western Multiplex or Adaptive Broadband will not approve the merger and that the merger will not be consummated.

Statements regarding the expected benefits of the transaction are subject to the following risks: that expected synergies will not be achieved; that businesses will not be integrated successfully; that merger costs will be greater than expected; the inability to identify, develop and achieve success for new products, services and technologies; increased competition and its effect on the company's pricing and need for marketing; disruption from the merger making it more difficult to maintain relationships with customers, employees or suppliers; the inability to establish or renew relationships with advertising, marketing, technology, and product or component providers or suppliers; and to the general risks associated with the companies' businesses. For additional risks relating to the proposed merger and risks relating to the combined company see the Registration Statement on Form S-4 (Registration No. 333-51142). For risks about Western Multiplex's business; see its Form S-1 filed on July 20, 2000, and subsequent Forms 10-Q and 8-K, and for risks about Adaptive Broadband's business, see its Form 10-K for the year ended June 30, 2000, and subsequent Forms 10-Q and 8-K, as well as its other SEC filings.

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ADDITIONAL INFORMATION AND WHERE TO FIND IT

Western Multiplex has filed a Registration Statement on Form S-4 with the Securities and Exchange Commission containing a preliminary joint proxy statement-prospectus regarding the proposed transaction.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Western Multiplex and Adaptive Broadband will mail the definitive joint proxy statement/prospectus to their respective stockholders prior to their respective special meeting of stockholders. The definitive joint proxy statement/prospectus will also be filed with the Securities and Exchange Commission by Western Multiplex and Adaptive Broadband. Investors and security holders may obtain a free copy of the definitive joint proxy statement/prospectus (when it is available) and other documents filed by Western Multiplex and Adaptive Broadband at the Commission's web site at www.sec.gov. The definitive joint proxy statement/prospectus and these other documents may also be obtained for free from the parties.

In addition to the definitive joint proxy statement/prospectus, Western Multiplex and Adaptive Broadband file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information filed by Western Multiplex and Adaptive Broadband at the Securities and Exchange public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the Commission's other public reference rooms in New York, New York and Chicago, Illinois. Western Multiplex's and Adaptive Broadband's filings with the Commission are also available to the public from commercial document-retrieval services and at the website maintained by the Commission at http://www.sec.gov.
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Western Multiplex, Adaptive Broadband and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the security holders of Western Multiplex and Adaptive Broadband in favor of the merger. Investors and security holders of Western Multiplex and Adaptive Broadband may obtain additional information regarding the interests of the foregoing people by reading the Registration Statement on Form S-4 (Registration No. 333-51142) filed with the Securities and Exchange Commission on December 1, 2000, and the joint proxy statement/prospectus when it becomes available.

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Adaptive Broadband Contact:
---------------------------
Stephanie M. Day                                Investor Information Line:
Vice President-Investor Relations and           (Toll-free) 1-888-225-6789
Corporate Communications                        www.adaptivebroadband.com
                                                -------------------------
(408) 743-3429
(408) 743-3482 Fax
sday@adaptivebroadband.com

Western Multiplex Contacts:     Western Multiplex Investor Information Service:
---------------------------     877-9WMUX-IR (877-996-8947)

Karen J. Novak
Media Relations
408-542-5282
knovak@wmux.com
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Nancy Huber
CFO
408-542-5225
nhuber@wmux.com
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